Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
TDK Corporation
(Registrant)
June 27, 2008

BY:	/s/ Isao Ishizaka
Isao Ishizaka
General Manager General Affairs Department Administration Group

[Translation]
Securities Code No. 6762
To:   Shareholders
June 27, 2008
TDK Corporation (the “Company”)
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo

Hajime Sawabe
Chairman
& Representative Director
NOTICE OF RESOLUTIONS OF
THE 112TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
Dear Madams/Sirs:
     You are hereby notified that the following matters were reported and resolved upon at the 112th Ordinary General Meeting of Shareholders held today.
Particulars
Matters Reported:
1.	Report on Business Report and Consolidated Financial Statements for the 112th Business Year (from April 1, 2007 to March 31, 2008), and Report on Audit Results of Consolidated Financial Statements for the 112th Business Year by the Accounting Auditor and the Board of Company Auditors;

The contents of the Business Report, Consolidated Financial Statements and the Audit Results stated above were reported.

2.	Report on Non-Consolidated Financial Statements for the 112th Business Year (from April 1, 2007 to March 31, 2008).

The contents of Non-Consolidated Financial Statements stated above were reported.
Matters Resolved:

First Item:	Appropriation of Retained Earnings

This proposal was approved and resolved as originally proposed. It was decided that the year-end dividend is ¥70 per share (including the interim dividend, the total dividend is ¥130 per share).

Second Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme for Stock Compensation-Type Plan for Corporate Officers

This proposal was approved and resolved as originally proposed. The Company can issue stock acquisition rights with a maximum of 15,600 shares of common stock of the Company to Corporate Officers of the Company as a stock option scheme for a stock-linked compensation plan, pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act of Japan.

Third Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme for key employees of the Company and for TDK Group directors and key employees

This proposal was approved and resolved as originally proposed. The Company can issue stock acquisition rights with a maximum of 130,000 shares of common stock of the Company to key employees of the Company, and directors and key employees of group companies as a stock option scheme for a stock-linked compensation plan, pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act of Japan.

Fourth Item:	Election of seven (7) Directors

This proposal was approved and resolved as originally proposed. Each of Messrs. Hajime Sawabe, Takehiro Kamigama, Seiji Enami, Shinji Yoko, Yasuhiro Hagihara and Minoru Takahashi was re-elected and re-assumed the office of Director. Mr. Kenichi Mori was newly elected and assumed the office of Director. Messrs. Yasuhiro Hagihara and Kenichi Mori are outside Directors.

Fifth Item:	Provision of Bonus to Directors as a Group

This proposal was approved and resolved as originally proposed. The Company will pay a directors’ bonus in the aggregate amount of ¥166,420 thousand to seven (7) Directors except one (1) outside Director.

Sixth Item:	Presentation of Retirement Allowance to the Retiring Director

This proposal was approved and resolved as originally proposed. The Company will pay a retirement allowance to Mr. Jiro Iwasaki, who will retire as Director upon the expiration of his term of office, in appreciation for his meritorious services to the Company, in a reasonable amount based on the specified standards of the Company. The amount, the date of presentation and procedures will be delegated to the Board of Directors .

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     After the closing of this Ordinary General Meeting of Shareholders, Messrs. Hajime Sawabe and Takehiro Kamigama were respectively elected and assumed the office of Chairman and Representative Director, and President and Representative Director upon resolution of the Board of Directors held on the same day.
     After the closing of this Ordinary General Meeting of Shareholders, Messrs. Noboru Hara and Masaaki Miyoshi were respectively elected and assumed the office of Full-time Company Auditors upon resolution of the Board of Company Auditors held on the same day.
Payment of Dividends
     With respect to the payment of the year-end dividends pursuant to the resolution of the 112th Ordinary General Meeting of Shareholders, please receive the dividends at the Japan Post Bank etc. by filling in the “notice of payment by postal transfer” enclosed herewith and affixing your registered seals thereto.

1.	Date of Payment:	from June 30, 2008 (Monday) to July 31, 2008 (Thursday) (Japan time)

2.	Year-end Dividend:	¥70 per share

3.	Payment Handling Office:	Headquarter and branch offices of Japan Post Bank, and Japan Post Office in Japan (representative companies of bank)
     For the shareholders who have requested transfer to the respective bank accounts, the statement of dividends and the confirmation of designated bank accounts are enclosed herewith. We kindly request you to check the matters stated therein.
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